Exhibit 99.50

BSR REAL ESTATE INVESTMENT TRUST

– and –

BSR TRUST, LLC

– and –

CERTAIN UNITHOLDERS THEREOF

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT April 30, 2025

TABLE OF CONTENTS

Article 1 EFFECTIVENESS		2
1.1	Effectiveness	2

Article 2 DEFINITIONS AND INTERPRETATION		2
2.1	Definitions	2
2.2	Rules of Construction	3

Article 3 BOARD NOMINATION RIGHTS		4
3.1	Designation of Nominees	4
3.2	Nomination Procedures	5
3.3	Replacement Appointment	6
3.4	Qualifications	6
3.5	Written Consent or Resolutions	6

Article 4 Bailey/hughes representative		6
4.1	Bailey/Hughes Representative	6

Article 5 AMENDMENTS		7
5.1	Amendments and Modifications	7
5.2	Changes in Capital of the REIT	7

Article 6 GENERAL		8
6.1	Application of this Agreement	8
6.2	Termination	8
6.3	Assignment	8
6.4	Permitted Transferees	8
6.5	Further Assurances	9
6.6	Time	9
6.7	Enurement	9
6.8	Public Filing	9
6.9	Notices to Parties	9
6.10	Entire Agreement	12
6.11	Waiver	12
6.12	Consent	12
6.13	Governing Law	12
6.14	Severability	13
6.15	Counsel Acting for More Than One Party	13
6.16	Liability Limitations	13
6.17	Counterparts	13

Schedule A THE BAILEY/HUGHES HOLDERS

(i)

THIS AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT is made as of the 30th day of April, 2025 (this “Agreement”).

AMONG:

BSR REAL ESTATE INVESTMENT TRUST, an unincorporated, open-ended real estate investment trust established under the laws of the Province of Ontario

(the “REIT”)

-and-

BSR TRUST, LLC, a limited liability corporation established under the laws of Delaware

(“BSR Operating LLC”)

-and-

Certain unitholders of the REIT and BSR Operating LLC who are affiliates of John S. Bailey (the “Bailey Holders”) and who are affiliates of W. Daniel Hughes, Jr. (the “Hughes Holders”), as set forth on Schedule A hereto

(collectively, the “Bailey/Hughes Holders”, and together with the REIT and BSR Operating LLC, the “Parties”)

WHEREAS in connection with the underwritten initial public offering in Canada of trust units of the REIT (“Units”), the Parties entered into the investor rights agreement dated May 18, 2018 (the “Original Agreement”);

AND WHEREAS the Class B units of BSR Operating LLC (the “Class B Units”) are economically equivalent to Units and are redeemable by the holder thereof for cash or for Units (on a one-for-one basis subject to customary anti-dilution adjustments) as determined by BSR Operating LLC and as directed by the REIT in their sole discretion;

AND WHEREAS in connection with and as partial consideration for certain Class B Unit exchange transactions completed on the date hereof, the Bailey/Hughes holders have agreed to relinquish certain investor rights afforded to the Bailey/Hughes Holders under the Original Agreement;

AND WHEREAS, the Parties hereto wish to amend and restate the Original Agreement as hereinafter set forth to reflect the terms of the entire agreement of the Parties with respect to the subject matter hereof.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
EFFECTIVENESS

1.1	Effectiveness

This Agreement shall become effective upon the date of this Agreement.

Article 2
DEFINITIONS AND INTERPRETATION

2.1	Definitions

In this Agreement, the following terms have the following meanings:

“Affiliate” means, as to any specified Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. For this purpose the term “control” (including the terms “controlling”, “controlled by”, and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Applicable Securities Laws” means the securities legislation in each of the provinces and territories of Canada, including all rules, regulations, instruments, policies, notices, published policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Regulatory Authorities;

“Bailey Holders” has the meaning set out in the recitals to this Agreement;

“Bailey/Hughes Holders” has the meaning set out in the recitals to this Agreement;

“Bailey/Hughes Representative” has the meaning set out in Section 4.1(a) hereto;

“Bailey/Hughes Trustee” means the Trustee that has been designated by the Bailey/Hughes Holders as the Nominee for election pursuant to Article 3 and that has been appointed to the Board;

“Board” means the board of trustees of the REIT;

“BSR Operating LLC” has the meaning set out in the recitals to this Agreement;

“Business Day” means a day on which banks are open for business in the City of Toronto, Ontario, other than a Saturday, Sunday or statutory holiday;

“Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authorities in each of the provinces and territories of Canada;

“Class B Units” has the meaning set out in the recitals to this Agreement;

“Declaration of Trust” means the third amended and restated declaration of trust of the REIT dated May 11, 2022, as it may be further amended or amended and restated from time to time;

“Goodmans” has the meaning set out in Section 6.15.

“Hughes Holders” has the meaning set out in the recitals to this Agreement;

“Mitchell Williams” has the meaning set out in Section 6.15;

“Nominee” means, with respect to a Trustee Election Meeting, a nominee proposed for election as a Trustee by the REIT and included as a nominee for election as a Trustee in the management information circular of the REIT relating to such Trustee Election Meeting;

“Operating Agreement” means the Fourth Amended and Restated Operating Agreement of BSR Operating LLC, as may be further amended or amended and restated from time to time;

“Original Agreement” has the meaning set out in the recitals to this Agreement;

“Party” or “Parties” means one or more of the parties to this Agreement;

“Permitted Holder” means any Affiliate or Subsidiary of any of the Bailey/Hughes Holders;

“Permitted Transferee” means, in each case to the extent such Person agrees in writing to be bound by the terms of this Agreement, any Permitted Holder to whom the rights of a Bailey/Hughes Holder are assigned pursuant to Section 6.4;

“Person” means an individual, partnership, limited partnership, corporation, company, unlimited liability company, trust, unincorporated organization, association, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

“REIT” has the meaning set out in the recitals to this Agreement;

“Subsidiary” means, with respect to any Person, any corporation or other entity of which the majority of voting power of (a) the voting equity securities or (b) the outstanding equity interests (on fair market value basis) is owned, directly or indirectly, by such Person;

“Trustee” means a trustee on the Board;

“Trustee Election Meeting” means any meeting of Unitholders of the REIT at which Trustees are to be elected to the Board;

“Unitholders” means holders of Units of the REIT; and

“Units” has the meaning set out in the recitals to this Agreement.

2.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)	“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedules attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)	the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)	the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(f)	reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation made pursuant thereto, all amendments to the statute or to any such regulation in force from time to time, and any statute or regulation which supplements or supersedes such statute or any such regulation.

Article 3
BOARD NOMINATION RIGHTS

3.1	Designation of Nominees

Pursuant to the terms and subject to the conditions set forth in this Article 3 and applicable law, in respect of any Trustee Election Meeting, the REIT shall take all necessary action to nominate at least four (4) Trustees who are independent within the meaning of Applicable Securities Laws and who are Canadian residents. In addition, in respect of any Trustee Election Meeting:

(a)	as long as the Bailey/Hughes Holders own, control or direct, directly or indirectly, in the aggregate, 10% or more of the then-outstanding Units (determined as if all Class B Units are redeemed for Units) at the time such nomination is delivered in accordance with Section 3.2, the Bailey/Hughes Holders, as a group, shall be entitled to nominate one (1) of the Nominees.

For greater certainty, upon the first instance whereby the Bailey/Hughes Holders own, control or direct, directly or indirectly, in the aggregate, less than 10% of the then-outstanding Units (determined as if all Class B Units are redeemed for Units), the Bailey/Hughes Holders shall no longer be entitled to designate any Nominee.

3.2	Nomination Procedures

(a)	As long as the Bailey/Hughes Holders have a right to designate one (1) Nominee under Section 3.1, the REIT shall notify the Bailey/Hughes Holders of any Trustee Election Meeting at least 90 calendar days prior to the date of such Trustee Election Meeting.

(b)	As long as the Bailey/Hughes Holders have a right to designate one (1) Nominee under Section 3.1, the Bailey/Hughes Holders may notify the REIT of the Bailey/Hughes Holders’ designated Nominee at any time following receipt of the notice provided by the REIT in accordance with Section 3.2(a), but no less than 60 calendar days prior to the date of any Trustee Election Meeting. If, prior to the Trustee Election Meeting, the Nominee of the Bailey/Hughes Holders designated under Section 3.1 is unable or unwilling to serve as a Trustee, then the Bailey/Hughes Holders will be entitled to designate a replacement provided that such designation is provided in advance of the issuance of any management information circular relating to any Trustee Election Meeting or any written consent submitted to Unitholders of the REIT for the purpose of electing Trustees and except where the Bailey/Hughes Holders would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 3.1.

(c)	If the Bailey/Hughes Holders fail to deliver notice to the REIT of their designated Nominee at least 60 calendar days prior to the date of any Trustee Election Meeting, the Bailey/Hughes Holders shall be deemed to have designated the same Nominee previously designated by the Bailey/Hughes Holders that serves as a Bailey/Hughes Trustee at such time, subject to such Nominee satisfying any conditions for re-appointment to the Board.

(d)	The REIT shall (i) nominate for election and include in any management information circular relating to any Trustee Election Meeting (or submit to Unitholders by written consent, if applicable) the person designated as a Nominee of the Bailey/Hughes Holders under Section 3.1, (ii) recommend (and reflect such recommendation in any management information circular relating to any Trustee Election Meeting or in any written consent submitted to Unitholders of the REIT for the purpose of electing Trustees) that the Unitholders vote to elect such Nominee as a Trustee for a term of office expiring at the subsequent annual meeting of the Unitholders, (iii) use reasonable commercial efforts to solicit, obtain proxies in favour of and otherwise support the election of such Nominee at the applicable Trustee Election Meeting, each in a manner no less favourable than the manner in which the REIT supports its own Nominees for election at the applicable Trustees Election Meeting, and (iv) take all other reasonable steps which it considers in its sole discretion may be necessary or appropriate to recognize, enforce and comply with the rights of the Bailey/Hughes Holders under this Article 3.

(e)	The selection of Nominees, other than the Nominee designated by the Bailey/Hughes Holders pursuant to Section 3.1 (including when any designation right of the Bailey/Hughes Holders has not been exercised pursuant thereto), shall rest with the Board, or the Compensation, Governance and Nominating Committee, if so determined by the Board.

(f)	As of the date of this Agreement, the Nominee designated by the Bailey/Hughes Holders pursuant to Section 3.1 is William Halter.

3.3	Replacement Appointment

If the Nominee of the Bailey/Hughes Holders resigns, is removed or is unable to serve for any reason prior to the expiration of his or her term as a Trustee, then the Bailey/Hughes Holders shall be entitled to designate a replacement Trustee to be appointed by the Board as soon as reasonably practicable, except where the Bailey/Hughes Holders would have otherwise ceased to be entitled to designate such Nominee pursuant to Section 3.1.

3.4	Qualifications

Notwithstanding anything to the contrary in this Agreement, all Trustees (including Bailey/Hughes Trustee) shall, at all times while serving on the Board, meet the qualification requirements to serve as a Trustee under the Declaration of Trust, Applicable Securities Laws and the rules of any stock exchange on which the Units are listed.

3.5	Written Consent or Resolutions

The provisions of this Article 3 applicable to Trustee Election Meetings shall apply mutatis mutandis to any written consent or resolutions of Unitholders relating to the election of Trustees.

Article 4
Bailey/hughes representative

4.1	Bailey/Hughes Representative

(a)	The Bailey/Hughes Holders shall have a person serve as their collective representative (the “Bailey/Hughes Representative”) who shall in their name and on their behalf (i) with respect to all matters relating to this Agreement, including exercising any rights of the Bailey/Hughes Holders, as a group, under this Agreement, execute and deliver any amendment, restatement, supplement or modification to or of this Agreement and any waiver of any claim or right arising out of this Agreement; and (ii) in general, to do all other things and to perform all other acts, including executing and delivering all agreements, certificates, receipts, instructions, and other instruments, contemplated by, or deemed advisable in connection with, this Agreement.

(b)	The Bailey/Hughes Holders grant the Bailey/Hughes Representative a power of attorney constituting the Bailey/Hughes Representative with full power of substitution, as its true and lawful attorney to act on behalf of the Bailey/Hughes Holders, as a group, with full power and authority in its name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, resolution, agreement or document in connection with carrying out the activities of the REIT contemplated by this Agreement.

(c)	The Parties will be entitled to rely upon any document or other instrument delivered by the Bailey/Hughes Representative as being authorized or directed to be delivered by the Bailey/Hughes Holders, and the Parties (other than the Bailey/Hughes Holders) will not be liable to any Bailey/Hughes Holder for any action taken or omitted to be taken by a Party (other than the Bailey/Hughes Holders) based on such reliance.

(d)	The Bailey/Hughes Representative as of the date of this Agreement is John S. Bailey; provided, however, that the Bailey/Hughes Holders may remove and replace the Bailey/Hughes Representative from time to time by delivering a written notice to the REIT signed by the Bailey/Hughes Holders, which, for greater certainty, includes their Permitted Transferees, owning a majority of the total Units owned by the Bailey/Hughes Holders (determined as if all Class B Units are redeemed for Units) at the time of such notice.

(e)	Each Bailey/Hughes Holder who becomes a party to this Agreement after the date hereof agrees to the terms and conditions of this Section 4.1 (including the appointment of the Bailey/Hughes Representative as contemplated herein).

Article 5
AMENDMENTS

5.1	Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

5.2	Changes in Capital of the REIT

At all times after the occurrence of any event which results in a change to the Units or Class B Units, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Units or Class B Units are so changed, and the Parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

Article 6
GENERAL

6.1	Application of this Agreement

The terms of this Agreement shall apply mutatis mutandis to any units or other securities:

(a)	resulting from the conversion, reclassification, redesignation, subdivision, consolidation or other change to any of the Units or Class B Units held by the Bailey/Hughes Holders; or

(b)	of the REIT or BSR Operating LLC or any successor entity that may be received by the Bailey/Hughes Holders on a merger, amalgamation, arrangement or other reorganization of or including the REIT or BSR Operating LLC;

in each case, for greater certainty, excluding as a result of the Class B Unit exchanges on the date hereof, and, prior to any action referred to in (a) or (b) above being taken, the Parties shall give due consideration to any changes that may be required to this Agreement in order to give effect to the intent of this Section 6.1.

6.2	Termination

This Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the first date on which the Bailey/Hughes Holders (which, for greater certainty, includes their Permitted Transferees) do not own, control or direct, directly or indirectly, in the aggregate, at least 10% of the then-outstanding Units of the REIT (determined as if all Class B Units are redeemed for Units);

(b)	the Agreement is terminated by written agreement of the Parties; and

(c)	the dissolution or liquidation of the REIT or BSR Operating LLC.

6.3	Assignment

(a)	This Agreement is not assignable by the Bailey/Hughes Holders without the REIT’s and BSR Operating LLC’s prior written consent other than to one or more Permitted Transferees and in compliance with Section 6.4.

(b)	This Agreement is not assignable by the REIT or BSR Operating LLC, except with the prior written consent of the Bailey/Hughes Holders.

6.4	Permitted Transferees

The rights of the Bailey/Hughes Holders hereunder may be assigned (but only with all related obligations as set forth below) in connection with a transfer of Units or Class B Units to a Permitted Transferee of the Bailey/Hughes Holder. Without prejudice to any other or similar conditions imposed hereunder with respect to any such transfer, no assignment permitted under the terms of this Section 6.4 will be effective unless the Permitted Transferee to which the assignment is being made, if not already a Bailey/Hughes Holder, has delivered to the REIT and BSR Operating LLC a written acknowledgment and agreement in form and substance reasonably satisfactory to the REIT and BSR Operating LLC that the Permitted Transferee will be bound by, and will be a party to, this Agreement. A Permitted Transferee to whom rights are transferred pursuant to this Section 6.4 may not again transfer those rights to any other Permitted Transferee, other than as provided in this Section 6.4.

6.5	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

6.6	Time

Time is of the essence of this Agreement.

6.7	Enurement

This Agreement is binding upon and enures to the benefit of the parties and their respective successors and permitted assigns.

6.8	Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

6.9	Notices to Parties

Any notice, approval, consent, information, payment, request or other communication (in this Section, a “Notice”) to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by facsimile or e-mail, or (iii) sent by overnight courier, in each case, addressed as follows:

(a)	if to the REIT:

BSR Real Estate Investment Trust
c/o BSR Trust, LLC
1400 W. Markham
Suite 202
Little Rock, Arkansas 72201

	Attention:	Chief Executive Officer
Chair of the Board

	E-mail:	[Redacted – personal information]
[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5K 1S2

	Attention:	Stephen Pincus
Brad Ross

	Email:	spincus@goodmans.ca
bross@goodmans.ca

and a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, PLLC
425 West Capitol Avenue
Suite 1800
Little Rock, Arkansas 72201

	Attention:	Harry Hamlin
Nicole Lovell

	Email:	hhamlin@mwlaw.com
nlovell@mwlaw.com

(b)	if to BSR Operating LLC:

BSR Trust, LLC
1400 W. Markham
Suite 202
Little Rock, Arkansas 72201

	Attention:	Chief Executive Officer

	E-mail:	[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5K 1S2

	Attention:	Stephen Pincus
Brad Ross

	Email:	spincus@goodmans.ca
bross@goodmans.ca

and a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, PLLC
425 West Capitol Avenue
Suite 1800
Little Rock, Arkansas 72201

	Attention:	Harry Hamlin
Nicole Lovell

	Email:	hhamlin@mwlaw.com
nlovell@mwlaw.com

(c)	if to the Bailey/Hughes Holders:

BSR Trust, LLC
1400 W. Markham
Suite 202
Little Rock, Arkansas 72201

	Attention:	John S. Bailey
	E-mail:	[Redacted – personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5K 1S2

	Attention:	Stephen Pincus
Brad Ross

	Email:	spincus@goodmans.ca
bross@goodmans.ca

and a copy (which shall not constitute notice) to:

Mitchell, Williams, Selig, Gates & Woodyard, PLLC
425 West Capitol Avenue
Suite 1800
Little Rock, Arkansas 72201

	Attention:	Harry Hamlin
Nicole Lovell

	Email:	hhamlin@mwlaw.com
nlovell@mwlaw.com

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date received if delivered by facsimile or e-mail on a Business Day, or if not delivered on a Business Day, on the first Business Day thereafter and (iii) two (2) Business Days after being sent by overnight courier. Each of the Parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other Parties hereto.

An accidental omission in the giving of, or failure to give, a Notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such Notice was or was intended to be given.

6.10	Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement.

6.11	Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

6.12	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

6.13	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. Each Party to this Agreement agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

6.14	Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable Law.

6.15	Counsel Acting for More Than One Party

The REIT, BSR Operating LLC and the Bailey/Hughes Holders have been advised and acknowledge to each other and to Goodmans LLP (“Goodmans”) and Mitchell, Williams, Selig, Gates & Woodyard, PLLC (“Mitchell Williams”) that (a) Goodmans and Mitchell Williams are acting in connection with this Agreement (and all other agreements among the parties hereto being entered into connection herewith) as counsel to and jointly representing the REIT, BSR Operating LLC and, in certain respects, the Bailey/Hughes Holders, (b) in this role, information disclosed to Goodmans and Mitchell Williams by one Party hereto will not be kept confidential and will be disclosed to the other and each of the REIT, BSR Operating LLC and the Bailey/Hughes Holders consent to Goodmans and Mitchell Williams so acting, and (c) should a conflict arise among any of the REIT, BSR Operating LLC and the Bailey/Hughes Holders, Goodmans and Mitchell Williams may not be able to continue to act for any of such Parties hereto.

6.16	Liability Limitations

Each of the Parties acknowledge the obligations of the REIT under this Agreement and that such obligations will not be personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, the private property (including, without limitation, any property consisting of or arising from a distribution of any kind or nature by the REIT) of any of the Trustees, Unitholders, officers, employees, agents or annuitants or beneficiaries of any plan of which a Unitholder acts as Trustee or carrier, of the REIT, but the property of the REIT or a specific portion thereof only shall be bound.

6.17	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by facsimile or electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BSR REAL ESTATE INVESTMENT TRUST

Per:	“Daniel M. Oberste”
	Name:	Daniel M. Oberste
	Title:	Chief Executive Officer

BSR TRUST, LLC

Per:	“Daniel M. Oberste"
	Name:	Daniel M. Oberste
	Title:	Chief Executive Officer

[Additional Signatures to Follow]

Signature Page – A&R Investor Rights Agreement

[BAILEY/HUGHES HOLDERS SIGNATURES REDACTED (ORIGINAL SIGNED) - CONFIDENTIAL INFORMATION]

Signature Page – A&R Investor Rights Agreement

Schedule A
THE BAILEY/HUGHES HOLDERS

[REDACTED - CONFIDENTIAL INFORMATION]